Morria Biopharmaceuticals Plc 53 Davies street Mayfair London W1K5JH Tel: +44 (0)207 152 6341 Fax: +44 (0) 207 152 6342 Email: info@morria.com

Date:	6 June 2005

To:	Gilead Raday
29	Rama Street
Jerusalem,	Israel, 94506

From: Morria Biopharmaceuticals Plc

This letter sets out the terms on which you will act as a non-executive director on the board (Board) of the Company. The appointment commences from the date of this letter.

1.	Appointment and termination

1.1	Your appointment as a non-executive director on the Board shall be until the next general meeting of the Company; or upon the occurrence of any of the following events (each one a Termination Date):

1.1.1	either you or the Company terminates the appointment by giving the other three months’ notice in writing to that effect;

1.1.2	you resign or do not offer yourself for re-election by shareholders upon retirement, either for your own reasons or at the request of the Board;

1.1.3	you are not re-appointed or are deemed not to have been re-appointed as a director of the Company by the shareholders in general meeting having presented yourself for re-election following upon your retirement at any time in accordance with the Company’s articles of association;

1.1.4	you are otherwise removed, vacate office or become prohibited from being a company director pursuant to the law or the Company’s articles of association;

1.1.5	you are convicted of any criminal offence other than a minor motoring offence which does not render you unable to discharge your duties; or

Non-Executive Board Agreement

Gilead Raday

1

1.1.6	you are convicted of an offence relating to insider dealing or are in breach of the code on dealings during close periods in securities dealt on the AIM market of the London Stock Exchange plc as adopted by the Company.

1.2	For the purposes of clause 1.1.6 the expression close periods has the meaning given to it in the AIM Rules for Companies published by the London Stock Exchange plc as amended or revised from time to time.

1.3	The recommendation of the Board for your re-election by shareholders in general meeting is not automatic and is in the absolute discretion of the remainder of the Board.

2.	Duties and responsibilities

You undertake that you will as a non-executive director:

2.1	attend meetings of the Board and any Board committees of which you may from time to time be a member and shareholders’ meetings;

2.2	discharge your general duties as a director pursuant to the Company’s articles of association and the law;

2.3	make yourself available for consultation on the affairs of the Company and provide such other advice and assistance as the Board may request from time to time; and

2.4	accept responsibility when required to do so in accordance with the law and the requirements of the London Stock Exchange plc.

3.	Notice of meetings and information

You will be given appropriate prior notice of the date, time and venue of all meetings of the Board and any Board committees to which you may be elected, unless circumstances do not permit.

4.	Fees and expenses

4.1	In consideration of you acting as a non-executive director of the Company, you are entitled, with effect from the date hereinabove, to be paid fees at the rate of £1,000 (one thousand pounds) per board meeting, subject to any requisite statutory deductions. The fees will be reviewed annually from 31 December 2005 by the Board. Any increase in the fees as a result of such review will take effect from the month following the review date.

Non-Executive Board Agreement

Gilead Raday

2

4.2	Any expenses that are reasonably incurred by you on Company business will be reimbursed within 14 days of receipt by the Company of a written claim supported by proper vouchers or other documentation in accordance with the Company’s normal expenses policy, you must receive prior written approval for such expenses by the Managing Director of the Company.

4.3	You are not entitled to receive any other benefits in respect of your role as director and upon you ceasing to be a director, you will not be entitled to receive any payment except in your possible role at such time as a consultant or employee of Company.

5.	Taxation of payments

You are responsible for and will indemnify the Company in respect of the payment of income tax, social security contributions or any other contributions required by law, including any penalties, charges or interest. If any amount due to the Company under this clause is required to be paid to the Company net of tax or the Company suffers tax on its receipt, you will, to the extent permitted by law, pay such additional amount to the Company as is required to leave the Company in no worse position.

6.	Restriction

You undertake that you will not do any of the following things:

6.1	disclose to any other person or use any confidential information relating to the Company which is not in the public domain unless approved by the managing director of the Company;

6.2	until after the second anniversary of a Termination Date directly or indirectly solicit the custom, in relation to goods or services sold to any person by the Company during the two years before the Termination Date, of that person in respect of similar goods or services;

6.3	until after the second anniversary of a Termination Date, directly or indirectly solicit or entice away any employee of the Company;

6.4	give the impression or knowingly permit another person to give the impression that he is connected with the Company or that he has any authority to act on behalf of the Company;

6.5	be involved, directly or indirectly with any business which uses the name “Morria” or any colourable or phonetic imitation of it or any name which is so similar as to be capable of suggesting an association with the Company; or

6.6	assist any other person to do any of the things mentioned in clauses 6.1 to 6.5.

Non-Executive Board Agreement

Gilead Raday

3

7.	Confidentiality

At all times, you must keep confidential all information relating to the Company and its subsidiaries which is not public knowledge. Additionally, you must not disclose or use any such information to any third party unless required to do so by law or with the authority of the Board, except in the proper discharge of your duties as a non-executive director.

8.	Conflicts of interest

You must not without the consent of the Board, enter into any arrangement which might reasonably be expected to result in a conflict of interest. If you are in any doubt please consult with the Board in advance.

9.	Independent advice

You may, if necessary, in connection with your duties, take independent professional advice, however such advice is at your expense.

10.	Liability insurance

The Company has taken out liability insurance to cover directors and other officers of the Company and its subsidiaries. The cover to be provided will be subject to the terms conditions and exclusions contained in the relevant policy and will cover the issuance of the Prospectus dated February 2005.

11.	Entire agreement

This letter read in conjunction with the memorandum and articles of association of the Company contains the entire agreement between you and the Company concerning you acting as a non-executive director of the Company and it supersedes all previous agreements whether written oral or implied.

12.	Governing law

This agreement is to be governed by and construed in accordance with English law and the parties submit to the jurisdiction of the courts of England and Wales.

Non-Executive Board Agreement

Gilead Raday

4

Yours faithfully

/s/ Mark Cohen
for and on behalf of
Morria Biopharmaceuticals plc

On copy

I have read and confirm my agreement to the terms of this letter for my appointment as a non-executive director of the Company as set out in the above letter.

/s/ G. Raday
Gilead Raday
Dated: 16 June, 2005

Non-Executive Board Agreement

Gilead Raday

5